                               UNITED STATES                    OMB APPROVAL

                     SECURITIES AND EXCHANGE COMMISSION    --------------------------

                           Washington, D.C. 20549          OMB Number: 3235-0145

                                SCHEDULE 13D               --------------------------

                                                           Expires: February 28, 2009

                Under the Securities Exchange Act of 1934

                           (Amendment No. )*               --------------------------

                                                           Estimated Average burden

                                                           hours per response  11

                                                           --------------------------

BLINK LOGIC INC.

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                                (Name of Issuer)

COMMON

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                          (Title of Class of Securities)

09354 V 203

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                                 (CUSIP Number)

David Morris Revocable Trust, 750 Lindaro Street, Suite 350, San Rafael, CA, 94901

(415) 721-0452

           --------------------------------------------------------

           (Name, Address and Telephone Number of Person Authorized

                     to Receive Notices and Communications)

           January 30, 2009

           --------------------------------------------------------

            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 09354 V 203                  13D

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 (1) Names of Reporting Persons.  S.S. or I.R.S. Identification Nos. of Above

     Persons

David Morris Revocable Trust

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 (2) Check the Appropriate Box if a Member     (a)  / /

     of a Group*                               (b)  / /

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 (3) SEC Use Only

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 (4) Source of Funds*

OO

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 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to

     Items 2(d) or 2(e)

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 (6) Citizenship or Place of Organization

California, United States

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Number of Shares              (7) Sole Voting

 Beneficially Owned                 Power            927,857

 by Each Reporting           --------------------------------------------------

 Person With                  (8) Shared Voting

                                    Power            Nil

                             --------------------------------------------------

                              (9) Sole Dispositive

                                    Power            927,857

                             --------------------------------------------------

                             (10) Shared Dispositive

                                    Power            Nil

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(11) Aggregate Amount Beneficially Owned by Each Reporting Person

927,857

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(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*

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(13) Percent of Class Represented by Amount in Row (11)

11.65%

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(14) Type of Reporting Person*

OO

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SCHEDULE 13D

CUSIP 09354 V 203

Item 1.  Security and Issuer

Common shares

Blink Logic Inc. (hereinafter “Company”)

750 Lindaro Street, Suite 350, San Rafael, CA 94901

Item 2.  Identity and Background

   a)     David Morris Revocable Trust organized in the State of California

         b)     750 Lindaro Street, Suite 350, San Rafael, CA 94901

c)

  Trustee of the David Morris Revocable Trust is David Morris,Director,President & CEO of the Company.

d)     David Morris Revocable Trust has not been convicted in any criminal proceedings (excluding traffic violations or similar misdemeanors, if any) within the last five years.

e)     David Morris Revocable Trust has not been a party to any civil proceedings of a judicial or administrative body of competent jurisdiction of the type described in Item 2 of Schedule 13D within the last five years.

Item 3.  Source and Amount of Funds or Other Consideration

On January 30, 2009, the Company cancelled 214,286 Series E common stock purchase warrants issued on June 28, 2007 and exercisable at $0.70 per share until June 28, 2011, 142,858 Series F common stock purchase warrants issued on July 25, 2007 and exercisable at $1.40 per share until July 25, 2011, 107,143 Series P common stock purchase warrants issued on October 24, 2007 and exercisable at $1.40 per share until October 31, 2011 and 285,715 Series M common stock purchase warrants issued on October 4, 2007 and exercisable at $2.10 per share until September 30, 2011 held directly or indirectly by David Morris, President and CEO of the Company.  As consideration, the Board of Directors of the Company (“Board”) approved the issuance of 750,002 shares of restricted common stock of the Company to Mr. Morris or assignee.  In addition, the Board approved the issuance to Mr. Morris or assignee of 177,855 shares of restricted common stock of the Company and a common stock purchase warrant to purchase 1,110,000 shares of restricted common stock of the Company at $0.20 per share until December 31, 2013.  On January 30, 2009, Mr. Morris assigned 927,857 shares of restricted common stock of the Company to David Morris Revocable Trust.  On the same date, Mr. Morris assigned the warrant to purchase 1,110,000 shares of restricted common stock of the Company to David Morris Revocable Trust.

Item 4.  Purpose of Transaction.

a)       Other than described above, there are no plans or proposals which relate to or would result in the acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer provided, however, that reporting persons might acquire additional shares or other securities of the issuer or dispose of some or all of their shares depending upon market conditions and their personal circumstances;

b)       There are no plans or proposals which relate to or would result in an extraordinary corporate transaction, such as a merger,

reorganization or liquidation, involving the issuer or any of its subsidiaries;

c)       There are no plans or proposals which relate to or would result in a sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

d)       There are no plans to change the present Board or management of the Company including any plans or proposals to change the number or term of directors or to fill any vacancies on the Board.

e)       Other than described above, there are no plans or proposals which relate to or would result in any material change in the present capitalization or dividend policy of the issuer;

f)       There are no other material changes in the business or corporate structure of the Company.

g)       There are no plans or proposals which relate to or would result in changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

h)       There are no plans or proposals which relate to or would result in causing a class of securities of the issuer to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

i)       There are no plans or proposals which relate to or would result in a class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the

Act; or

j)       Except as described, there are no plans or proposals which relate to or would result in any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

(a)

Reporting Person

Shares

Percentage of Class

David Morris Revocable Trust

927,857

11.65%

(b)   Reporting Person

Shares with sole

Shares with

shared

power to vote

power to vote

David Morris Revocable Trust

927,857

Reporting Person

Shares with sole

Shares with

shared

power to dispose

power to dispose

David Morris Revocable Trust

927,857

Item 6  Contracts, Arrangements, Understandings or Relationships with

Respect to Securities of the Issuer.

There are no contracts, arrangements, understandings or relationships (legal or otherwise) with the person named in Item 2 and between such persons and any person with respect to any securities of the issuer except as disclosed herein.

Item 7  Material to be filed as exhibits.  None.

Signature         After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this

                  statement is true, complete and correct.

Date: February 9, 2009

By:  /s/  David Morris Revocable Trust

    David Morris, Trustee